1st Franklin Financial Corporation
P.O. Box 880
213 East Tugalo Street
Toccoa, Georgia 30577

September 12, 2005

VIA EDGAR AND FEDEX
Mr. Christian Windsor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: 1st Franklin Financial Corporation Registration Statement on Form S-2 (File No. 333-126589)
Dear Mr. Windsor:

Reference is made to your letter, dated August 12, 2005, regarding comments of the Securities and Exchange Commission (the "Commission") relating to the disclosure in the above-referenced filing.  1st Franklin Financial Corporation (the "Company") is filing herewith Pre-Effective Amendment No. 1 to Form S-2, which has been marked to show changes made from the above-referenced filing.  This letter repeats each of the comments in your letter, and follows with responses prepared by the Company.

General Comments on This Filing
1. Provide the staff with copies of all marketing materials.

ANSWER:  Offers and sales of the Company's Variable Rate Subordinated Debentures ("Debentures") are made only pursuant to a prospectus that is part of an effective registration statement.  From time to time, the Company does utilize advertisements and marketing brochures to inform customers and potential customers of the terms and rates, or other key features, of an investment in the Debentures.  These marketing materials explicitly identify that any offers of the Debentures are made only by a prospectus.  Copies of the type of marketing materials that the Company uses in connection with offers or sales of the Debentures are being provided to the staff supplementally.  Please note that materials which provide interest rates and maturity dates for an investment in Debentures are revised weekly to reflect interest rates and maturity dates then currently available with respect to an investment in Debentures, but all other information in the marketing materials generally does not vary.

2. Please confirm the staff's understanding that once a debenture has been sold, the corresponding amount is removed from the funds available under this registration statement.
ANSWER: The Company hereby confirms that once a Debenture has been sold, the corresponding amount will be removed from the funds available under this registration statement.

Cover Page of Prospectus
3. Please disclose prominently on the Cover page and the Summary of the prospectus that 1st Franklin is not a bank.

ANSWER:  We have revised the disclosure to prominently disclose, on the cover page and in the Summary of the prospectus, that not only is the Company not a bank, but also that the Debentures are not bank deposits and are not insured by the FDIC or any similar agency.

Established Features of the Debentures
4. Please discuss how you determine the initial interest rates for the debentures and the rates after adjustment.

ANSWER:  The Company establishes the interest rates for the Debentures primarily on the basis of general market conditions and an assessment of what comparable companies are offering for similar investment products.  The prospectus has been revised to disclose in more detail how interest rates for the Debentures are determined.

5. Revise to clarify how the period between rate adjustments is set.
ANSWER: The prospectus has been revised to clarify how the period between rate adjustments has been set.

Extension After Maturity
6. Given that the term of the debenture is up to four years, please disclose whether the holder of the debenture will be purchasing a new security upon any extension.

ANSWER:  The terms and conditions of the Debentures state that, subject to specified redemption rights, each Debenture matures four years from the date of issuance, with an automatic extension of the maturity date for one additional four-year term unless the holder elects to redeem the Debenture on the original maturity date.  The second four-year term is self-effectuating and occurs automatically without any further action required to be taken by the holder or by the Company.  During the second four-year term, the provisions of the Debenture remain unchanged, and the interest rate continues to adjust in accordance with the same adjustment provisions as in effect during the initial four-year term.

The Company believes that a potential investor in Debentures is provided with all material information that is relevant to making an investment decision with respect to Debentures at the time of the initial investment.  This information includes a copy of the prospectus and any applicable prospectus supplements, a copy of the Company's most recent annual report to investors (which includes the Company's most recent audited financial results) and any interim quarterly reports to investors (including unaudited interim financial results) and a copy of the form of Debenture to be purchased.  Both the prospectus and the form of the Debenture expressly indicate that, although the Debenture has a stated maturity date of four years from its date of issue, subject to the specified redemption provisions, the maturity is automatically extended for one additional four year period.  The information provided in connection with the original investment also includes, among other things, all other information the Company believes is relevant to such investment decision, including the initial interest rate and how and when adjustments to such interest rate are determined, as well as the procedures for redeeming the Debenture at various times.  Because (i) an investor is presented with all of this information at the time of the original investment; (ii) the extension of the maturity date is automatic and does not require any further action by the holder; and (iii) there are no terms of the Debenture that are altered as a result of the automatic extension, the Company believes that the holder of a Debenture makes its investment decision at the time of the original investment and does not purchase a new security on any extension of the original maturity.

The Company believes that its analysis is consistent with the position that the Commission has taken in situations with similar circumstances (e.g., H & Val J. Rothschild, Inc. ("Rothschild"), publicly available on October 3, 1975).  In Rothschild, the issuer offered six month variable rate investment certificates (the "Certificates") which included a provision for the automatic extension of their maturity absent presentment within a specific period of time thereafter.  The Certificates also contained provisions for the redemption thereof by the issuer upon the giving of certain notice. The Commission indicated that it would not recommend enforcement action on the basis that the automatic extension of the maturity of the Certificates constituted a new investment in securities (absent presentment by the holder thereof in accordance with the terms of the Certificates) so long as the issuer had effective a registration statement under the Securities Act of 1933, as amended, which contained adequate information concerning the issuer and the issuer undertook to provide a copy of the related registration statement to any holder of a certificate who so requested the same.

Because the Company intends to only offer and sell the Debentures pursuant to an effective registration statement, the Company believes those facts are similar to those in which the Debentures are offered and sold.

To ensure that an investor receives all information the Company believes is relevant in making an investment decision with respect to the Debentures, the Company has revised its prospectus as requested by the Commission to clarify the relevant terms of the Debentures including, but not limited to, the timing and operation of interest adjustment periods, optional redemption at various times by either the Company or the holder of a Debenture and the automatic extension of the maturity thereof (absent presentment as provided for in prospectus and the Debenture). In addition, the prospectus has been revised to clarify how and when an investor may present a debenture for redemption at various times prior to the maturity thereof. Further, such terms, and information relating to the operation thereof, are also contained in the form of Debenture provided to investors.

7. Please explain under what circumstances you would not tender payment upon maturity of the debenture.

ANSWER:  As described above, each Debenture has an initial term of four years from the date of issuance, subject to an automatic extension of the maturity for one additional four year term.  The automatic extension is part of the terms of the Debentures, and the only circumstance where the term would not be automatically extended would be in the event that either the holder or the Company exercises its respective redemption rights under the Debentures.  The Company is not aware of any circumstances where it would not tender payment upon the final maturity of a Debenture, other than in the types of circumstances that are described under “Risk Factors.”  The Company has revised the disclosure under the caption “Description of the Debenture—Extension After Maturity” to more specifically describe the automatic extension of the maturity.

8.

Revise this section to clarify the notice that you intend to provide to borrowers of upcoming maturities in order that they can make informed investment decisions regarding reinvestment of their funds in the debentures at maturity.  If you do not provide the debenture holders with notice that their notes will be maturing and the rate at which they will be reinvested, provide your detailed legal analysis that explains how the investors are provided adequate notice and information to make an informed investment decision.

ANSWER: The prospectus has been revised to further clarify the notice that is provided to borrowers of upcoming maturities.

Form 10-K for Fiscal Year Ended December 31, 2004
Business, page 4
Delinquencies, page 8

9.

It appears that the change in delinquency policy discussed on page 14 contributed to a material improvement in delinquencies as a percentage of principal outstanding in 2003 and 2004 relative to prior periods.  Please revise the table to add a note explaining the change in policy for calculating delinquencies implemented during 2003 and its effect on comparability of the statistics you disclose.  To the extent that your methodology for calculating other operating statistics changes in the future, please ensure that the impact on comparability of the revised statistic to prior periods is disclosed prominently.

ANSWER:  As noted by the Staff, the change in the Company's delinquency policy is disclosed and discussed on page 14 of the Company's Annual Report to Investors for the year ended December 31, 2004, which has been delivered to the Company's investors. Because investors have already been provided with the referenced disclosure, the Company proposes to add a note specifically to its delinquency table explaining the impact of this change in policy in future filings.

Additionally, to the extent that the Company's methodology for calculating other operating statistics changes in the future, the Company will ensure that the impact on comparability of the revised statistic to prior periods is disclosed prominently.

Summary of Significant Accounting Policies, page 26

Basis of Consolidation, page 26

10.

You disclose that your consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  In Exhibit 21 you indicate that you have a 50% interest in T & T Corporation.  Please revise your consolidation policy note to clarify how your ownership interest in T & T Corporation is reflected in your consolidated financial statements.

ANSWER:  The Company accounts for its investment in T&T Corporation under the equity method. Under this method, the value of this investment totaled approximately $156,000 as of December 31, 2004. Because the Company does not believe the value of its investment in T&T Corporation is material to its consolidated financial statements, the Company did not include a discussion thereof in its consolidation policy note to its consolidated financial statements. The Company periodically reviews the value of its investments and, if it determines that such investment becomes material to the Company's consolidated financial statements, the Company intends to include a discussion thereof in the notes to its consolidated financial statements.

Marketable Debt Securities, page 29

11.

Please disclose the quantitative information, in tabular form, for those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer.  The information should be aggregated by each category of investment you disclosed in your footnotes.  Additionally, disclose in narrative form, information to allow the users of your financial statements to understand the quantitative disclosures and the information that you considered (both positive and negative) in reaching the conclusion that the impairments are not other-than-temporary.  Refer to EITF 03-1.

ANSWER:  As disclosed in note 3 of the Company's 2004 Annual Report to Investors for the year ended December 31, 2004, the Company's unrealized losses as of December 31, 2004 totaled approximately $187,000 (of which $76, 000 had been in a continuous unrealized loss position for 12 months or longer). Based on the amount of the Company's unrealized losses as of December 31, 2004, the Company did not believe such losses were material to its consolidated financial results. As a result, it did not include, and does not believe it is material to an investment decision in the Company to include, such disclosure in its Annual Report to Investors for the year ended December 31, 2004.

Because the amount of the Company's unrealized losses that were not deemed to be other-than-temporary, including the portion which has been in a continuous unrealized loss position for 12 months or longer, has increased through the Company's second quarter ended June 30, 2005 to a more significant an amount, the Company did include the disclosures required by EITF 03-01 in note 3 to the unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, which was filed with the Commission on August 15, 2005.

Insurance Subsidiary Restrictions, page 31

12.

Please provide Schedule I-Condensed financial information of 1st Franklin Financial Corporation or tell us why you believe no such disclosure is required.  It appears that the level of restricted net assets of your consolidated insurance subsidiaries relative to your consolidated net assets requires inclusion of the Schedule.  Alternatively, you may disclose the information in the notes to the financial statements.  See Rules 4-08(e)(3), 5-04 and 12-04 of Regulation S-X.  Also refer to SAB 44.

ANSWER:  The Company unintentionally omitted Schedule I - Condensed Financial Information of 1st Franklin Financial Corporation in accordance with Rule 210.12-04, from its Annual Report on Form 10-K. The Company intends to file an amendment to its Form 10-K that includes the omitted schedule.  In accordance with Mark Hanson’s discussions with Mr. Watson, we have supplementally provided Mr. Watson and Ms. McHale with a draft of the Form 10-K/A (No.2) that the Company proposes to file.

The Company undertakes to provide you with a complete courtesy package, including this response letter, requested supplemental information and marked and unmarked copies of the registration statement.

Please contact the undersigned at (706) 886-7571 or Mark L. Hanson at (404) 581-8573 in connection with any questions or comments related to the filing. Thank you for your attention to this matter.

Very truly yours,

/s/ A. Roger Guimond

Enclosure
cc:: Kate McHale, Esq.
Mr. Tony Watson
Mark L. Hanson, Esq.
Will Herman

ATI-2188332v2